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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934



For the month of           March 2             , 2004.
                 ------------------------------    --

Commission File Number
                       -----------------

                            DOMAN INDUSTRIES LIMITED
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)


       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
--------------------------------------------------------------------------------
                    (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |x|     Form 40-F | |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jursidiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes | |    No |x|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_____________.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  DOMAN INDUSTRIES LIMITED
                                            ------------------------------------
                                                       (Registrant)

Date        March 2, 2004                   By       /s/  Philip G. Hoiser
    -----------------------------           ------------------------------------
                                                       (Signature) *
                                                     Philip G. Hosier
                                                 Vice President, Finance

__________
* Print the name and title under the signature of the signing officer.


                   PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                   CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
SEC 1815 (11-02)   FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.




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                            DOMAN INDUSTRIES LIMITED
                  [LOGO]    435 Trunk Road
                            Duncan, British Columbia
                            Canada V9L 2P9

                            Telephone:   (250) 748-3711
                            Facsimile:   (250) 748-6045




                             N E W S  R E L E A S E


                            DOMAN INDUSTRIES LIMITED


FOR IMMEDIATE RELEASE

MARCH 2, 2004 - DUNCAN, BRITISH COLUMBIA - Doman Industries Limited ("Doman" or the "Company") announced today that the Court has issued an order extending its stay of proceedings under the COMPANIES' CREDITORS ARRANGEMENT ACT to April 5, 2004. The extension will permit the Company to continue its efforts to finalize a restructuring plan based upon a term sheet submitted to the Court by certain unsecured noteholders and to allow time for the International Forest Products Limited ("Interfor") proposal to be further developed. It will also allow Doman to continue its efforts to identify a potential purchaser for the Port Alice Mill.

The Company intends to continue discussions with both the unsecured noteholder group and Interfor during the extension period with a view to developing a consensual restructuring plan for presentation to Doman's unsecured creditors.

ABOUT DOMAN:

Doman is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing dissolving sulphite pulp and NBSK pulp. All the Company's operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in 30 countries worldwide.

THIS PRESS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN-CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN AND IN THE COMPANY'S ANNUAL STATUTORY REPORT.


FOR FURTHER INFORMATION CONTACT:                     P.G. HOSIER (604) 665-6231.